Proskauer Rose (UK) LLP 110 Bishopsgate London EC2N 4AY

Peter Castellon
Member of the Firm
D: +44 (20) 7280-2091
F: +44 (20) 7280-2001
pcastellon@proskauer.com
www.proskauer.com
DECEMBER 13, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Ms. Suzanne Hayes

Re:                             TiGenix
Amendment No. 7 to Registration Statement on Form F-1

Filed December 5, 2016

File No. 333-208693

Dear Madam,

On behalf of TiGenix (the “Company”), we submit this letter and attachments in response to comments from the staff of the Securities and Exchange Commission received by letter dated December 13, 2016, relating to the above-referenced amendment to the registration statement of the Company on Form F-1 on December 5, 2016.

The Company is publicly filing via EDGAR a further revised registration statement on Form F-1, which includes changes to reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised registration statement.

The responses provided herein are based upon information provided to Proskauer Rose (UK) LLP by the Company. In addition to submitting this letter via Edgar, we are sending via Federal Express two copies of each of this letter and the revised registration statement (marked to show changes from the above-referenced amendment to the registration statement).

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Dilution, page 55

1.              Please revise your table on page 56 so that the amounts related to new investors reflect total consideration and the assumed public offering price before deducting the underwriting discounts and commissions and estimated offering expenses.

Response to Comment 1:

We have amended the disclosure on page 56 so that the amounts related to new investors reflect total consideration and the assumed public offering price before deducting the underwriting discounts and commissions and estimated offering expenses.

* * * *

Please do not hesitate to contact me at +44 (20) 7280-2091 with any questions or comments regarding this response letter or the revised registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon
Peter Castellon
Proskauer Rose LLP

cc:                                Eduardo Bravo, TiGenix